03004969

RECD S.E.C.
JAN 2 7 2003
1086

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IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

Exhibit Index on Page 3.

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

PROCESSED
JAN 2 9 2003
THOMSON FINANCIAL

THE IT GROUP, INC. — 0000731190

Exact name of registrant as specified in charter — Registrant CIK Number

FOR 1/15/03

FORM 8-K (filed on January 27, 2003) — 1-09037

Electronic report, schedule or registration statement of which the documents are a part (give period of report) — SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroeville, State of Pennsylvania, 2003.

THE IT GROUP, INC.
(Registrant)

By: /s/ Harry J. Soose, Jr., Chief Operating Officer

(Name and Title)

Exhibit Index

Page No.

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., *et al.*,	Case No. 02-10118 (MFW)
	Jointly Administered
Debtors.	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM MAY 4, 2002 THROUGH MAY 31, 2002

PLEASE TAKE NOTICE that on January 15, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. et al., for the period from May 4, 2002 through May 31, 2002 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
January 15, 2003

/s/ Marion M. Quirk

Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and Debtors-in-Possession

5

EXHIBIT A

6

The IT Group, Inc.
Case No. 02-10118

Activity for the period May 4, 2002 thru May 31, 2002

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., *et al.*,	Case No. 02-10118 (MFW)
Debtors.	Jointly Administered

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD MAY 4, 2002 THROUGH MAY 31, 2002 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated income and balance sheet. The bank reconciliations of the debtors are substantially completed as of May 31, 2002. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
January 14, 2003

Harry J. Soose, Jr.
Senior Vice President
COO & CFO

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
MAY 31, 2002

	As Previously Reported 05/03/02	Separate Bankruptcy Beneco Enterprise, Inc.	Prior Period Adjustments/ May Activity	05/31/02
Current Assets:				
Cash	17,006,640	(153,066)	51,954,008	68,807,582
Accounts receivable	331,733,422	(30,127,062)	(292,370,969)	9,235,391
Allowance for doubtful accts	(19,992,956)	903,703	16,101,277	(2,987,976)
Deferred income taxes	-	(1,391,000)	1,391,000	-
Other receivables	5,958,574	(14,991)	(3,215,828)	2,727,755
Prepaid expenses and other current assets	36,896,467	(760,083)	44,401,576	80,537,960
Total current assets	371,602,147	(31,542,499)	(181,738,936)	158,320,712
Property, plant and equipment at cost	122,095,940	(1,062,554)	(120,261,874)	771,512
Accumulated depreciation and amortization	(62,573,521)	569,580	61,568,655	(435,286)
Net property, plant and equipment	59,522,419	(492,974)	(58,693,219)	336,226
Cost in excess of net assets of acquired business	-	-	-	-
Investments in affiliate	12,914,504	-	(12,690,171)	224,333
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	7,796,985	-	(7,787,207)	9,778
Deferred taxes	1,880,000	-	(1,880,000)	-
Long-term assets of discontinued operations	25,804,151	-	(25,804,151)	-
Total assets	479,520,206	(32,035,473)	(288,593,684)	158,891,049
Current Liabilities (Prepetition)				
Accounts payable-unsecured	77,400,566	(11,747,219)	(20,018,887)	45,634,460
Accrued wages and related liabilities-unsecured	22,406,189	(1,027,593)	(1,765,891)	19,612,705
Billings in excess of revenues-unsecured	37,981,738	-	(5,974,352)	32,007,386
Other accrued liabilities-unsecured	54,445,850	(613,494)	(21,746,768)	32,085,588
Long-term debt due within 1 year-unsecured	256,696,518	-	1,285	256,697,803
Long-term debt due within 1 year-secured	496,908,077	-	(7,999,472)	488,908,605
Current Liabilities (Post Petition)				
Accounts payable-unsecured	104,200,437	(3,240,519)	(99,198,885)	1,761,033
Accrued wages and related liabilities-unsecured	11,689,461	(536,102)	(10,976,983)	176,376
Other accrued liabilities-unsecured	6,666,446	(74,810)	19,004,445	25,596,081
DIP financing	60,166,723	(20,166,723)	(40,000,000)	-
Long-term debt due within 1 year-unsecured	(51,003)	51,003	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Net current liabilities of discontinued operations	1,302,611	-	(885,748)	416,863
Total current liabilities	1,129,813,613	(37,355,457)	(189,561,256)	902,896,900
Long-term debt	(10,000)	-	10,000	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	6,853,027	-	(2,444,754)	4,408,273
Minority interest in subsidiary	274,000	-	(274,000)	-
Total liabilities	1,136,930,640	(37,355,457)	(192,270,010)	907,305,173
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	350,989,906	11,812,384	(10,436,589)	352,365,701
Retained earnings (deficit)	(1,002,424,469)	(6,492,400)	(91,792,787)	(1,100,709,656)
Cumulative translation adj.	(7,461,369)	-	5,905,702	(1,555,667)
Total stockholders' equity	(657,410,434)	5,319,984	(96,323,674)	(748,414,124)
Total liabilities and stockholders' equity	479,520,206	(32,035,473)	(288,593,684)	158,891,049
	-	-	-	-

THE IT GROUP,INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
FOR MAY 4, 2002 THRU MAY 31, 2002

Revenues	559,454
Cost and expenses:	
Cost of revenues	295,984
Selling, general and admin expense	1,382,697
Unrealized (gain)/loss on stock held for sale	(3,406,183)
Total cost and expenses	(1,727,502)
Operating income	2,286,956
Interest income, net	72,324
Net income before income taxes	2,359,280

1/14/03
1:48 PM

The IT Group, Inc.
Case No. 02-10118
Accounts Payable Consolidated Aging
as of May 31, 2002

Days Aged		Balance
0 - 30	$	1,521,416
31 - 45	$	-
46 - 60	$	-
Over 60	$	45,634,460
	$	47,155,876
Other (a)	$	239,617
Balance G/L	$	47,395,493

Pre Petition	$	45,634,460
Post Petition	$	1,761,033
	$	47,395,493

(a) cost accruals

1/14/03
1:48 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
May 31, 2002

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	05/31/02 PER BALANCE SHEET	
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	434,528	
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	11,506,467	
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	42,406,193	
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	5,413,305	
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000	
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000	
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,376,935	
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,500,000	
1230	02-10118	454345	State Street Bank and Trust Co. Boston, MA	Restricted Cash Sovereign	372,485	
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	500,000	
1250	02-10118	8613 033 039	PNC Bank, Philadelphia, PA	Restricted Cash Landbank	2,850,000	
1260	02-10118	04335-19	Scotiabank, Montreal, Quebec	Restricted Cash Canada Taxes	1,250,000	
46.1146.01	02-10135	3044-0525	Citibank	Iron Mountain- Cash	100	
46.1146.02	02-10135	10-1156-5255, 10-1430-5416	PNC	Iron Mountain- Payroll	-	Balance transferred to G/L Account 1010
47.1146.05	02-10127	3044-0533	Citibank	IT Admin Services- Cash	100	
	02-10135	3045-3721	Citibank	Iron Mt. Remediation		
Non-debtor Cash					187,469	
					68,807,582	

1.1112.01	02-10165	629-00294	Bank of America	B of A Conc- 00629-00294	-	Sold to Shaw
1.1115.01	02-10165	5417-0733	Fleet/Bank Boston	B of B Conc	-	Sold to Shaw
1.1115.06	02-10165	AV books ts	Fleet/Bank Boston	B of B- Gen East	-	Sold to Shaw
1.1115.10	02-10165		Fleet Bank	Cntl Disbmnt	-	Sold to Shaw
1.1116.01	02-10165	114-621136	Chase Manhattan	Chem Bank- Conc West	-	Sold to Shaw
1.1116.02	02-10165	114-621136	Chase Manhattan	Chem Bank- Conc East	-	Sold to Shaw
1.1116.03	02-10165	6301-455451-509	Chase Manhattan	Chem Bank- Provident	-	Sold to Shaw
1.1119.01	02-10165	4075-3675	Citibank	Citibank- Conc	-	Sold to Shaw
1.1119.02	02-10165	4075-3701	Citibank	Citibank- Cash Coll.	-	Sold to Shaw
1.1119.03	02-10165	4076-8559	Citibank	Citibank- AIG Ins. Claims	-	Sold to Shaw
1.1141.01	02-10165	119-5671	PNC	Pitts Nat- Gen 1195671	-	Sold to Shaw
1.1141.02	02-10165		PNC	Pitts Nat-P/R 1688572	-	Sold to Shaw
1.1141.05	02-10165	10-1156-5247,10-1430-5432	PNC	Pitts Nat- P/R 1011565247	-	Sold to Shaw
1.1191.01	02-10165	UJ 43608-71	Kidder Peabody	Mrktbl Scrts Kidder Peabody	-	Sold to Shaw
1.1191.03	02-10165	020100004250585	B of A	Mrktbl Scrts B of A	-	Sold to Shaw
1.1191.05	02-10165	204-08956-13/204-15526-12-633	Smith Barney	Mrktbl Scrts Smith Barney	-	Sold to Shaw
1.1191.07	02-10165	000001024	Citibank	Mrktbl Scrts Citibank	-	Sold to Shaw
100.1111.01	02-10126	937387-7578	Fleet/Bank Boston	Bank of America Lockbox	-	Sold to Shaw
100.1111.22	02-10126		GTI	Working Fund Bank Acct GTI	-	Sold to Shaw
100.1111.24	02-10126	2065-8076	Fleet/Bank Boston	Cash- Main Acct GTI	-	Sold to Shaw
101.1111.20	02-10161		GTI	Cash Checking GTI	-	Sold to Shaw
160.1118.01	02-10158	1450011224	Union Bank of CA	Cash in Banks- Sweep Acct	-	Sold to Shaw
160.1118.02	02-10158	1450107960	Union Bank of CA	UBOC Master Account	-	Sold to Shaw
1901000.1119.01	02-10118	4075-3664	Citibank	Citibank- Conc	-	Sold to Shaw
43.1111.43	02-10133	4078-7696	Citibank	Cash- IT Int'l Hld	-	Sold to Shaw
75.1111.01	02-10180	8666-9-02312	Bank of America	Bank of America Lockbox	-	Sold to Shaw
75.1111.05	02-10180	8666-3-02310	Bank of America	B of A Concentration	-	Sold to Shaw
75.1119.01	02-10180	4076-2296	Citibank	Citibank- Conc	-	Sold to Shaw
78.1111.14	02-10179	60021214	Bank One	Bank One- Local Deposit	-	Sold to Shaw
3932007.1118.01	02-10165	ITDENV02	Citibank	Cash in Banks- Sweep Acct	-	Sold to Shaw
Landbank	02-10143	1-943-1212-7153	US Bank	Landbank, Inc	-	Sold to Shaw
Landbank	02-10141	1-036-5575-4630	US Bank	Lanbank Environmental Prop Inc	-	Sold to Shaw
Landbank	02-10142			Landbank Remediation Corporation	-	Sold to Shaw
Landbank	02-10173	1-036-5519-5834	US Bank	Kato Road LLC	-	Sold to Shaw
Landbank				Kato Road LLC	-	Sold to Shaw
Landbank	02-10154	1-036-5618-3516	US Bank	Whippany Venture LLC	-	Sold to Shaw
Landbank	02-10137	1-036-5664-7106	US Bank	KIP 1 LLC LLC	-	Sold to Shaw
Landbank	02-10149	1-036-5664-7098	US Bank	Otay Mesa Ventures 1 LLC LLC	-	Sold to Shaw
Landbank	02-10151	1-036-5664-8179	US Bank	Raritan Ventures I LLC	-	Sold to Shaw
Landbank	02-10153	1-036-5664-8377	US Bank	USWS LLC	-	Sold to Shaw
Landbank				USWS LLC	-	Sold to Shaw
Landbank	02-10146	1-036-5664-8252	US Bank	Millstone River Wetland Svc LLC	-	Sold to Shaw
Landbank	02-10187	1-036-5664-8369	US Bank	Woodbury Creek	-	Sold to Shaw
Landbank	02-10147	1-036-575-4598	US Bank	Northeast Restoration Co. LLC	-	Sold to Shaw
Landbank	02-10122	1-036-5575-4580	US Bank	Empire State I LLC	-	Sold to Shaw
Landbank	02-10123	1-036-5575-4572	US Bank	Empire State II LLC	-	Sold to Shaw
Landbank	02-10152	1-036-5575-4556	US Bank	Dorchester Group LLC	-	Sold to Shaw
Landbank	02-10119	1-036-5575-4564	US Bank	3702 College Point Blvd LLC	-	Sold to Shaw

THE IT GROUP, INC.
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of May 31, 2002
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	331,733
Prior Period Adjustments/Sale to Shaw	(292,276)
Exclude Beneco Enterprises, Inc. (separate bankruptcy filing)	(30,127)
+ Amounts billed during the period	1,027
- Amounts collected during the period	(1,122)
Total Accounts Receivable at the end of the reporting period	9,235

Accounts Receivable Aging	
0 - 30 days past due	3,259
31 - 60 days past due	440
61 - 90 days past due	2,316
91+ days past due	1,773
A/R not aged	726
Retainage	721
Total Accounts Receivable	9,235
Amounts considered uncollectible (Bad Debt)	(2,988)
Accounts Receivable (Net)	6,247

DEBTOR QUESTIONAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.	X	
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

Note to Question 1:

At the beginning of this reporting period, The IT Group, Inc. and The Shaw Group, Inc. completed the sale of substantially all of the assets of The IT Group, Inc. The transaction was completed in accordance with the Asset Purchase Agreement approved by the United States Bankruptcy Court for the District of Delaware.

The net change in the stockholder's equity resulted from the completion of the sale transaction and the impact on the business as a result of the bankruptcy filing and subsequent sale. These adjustments resulted in a reduction of stockholder's equity in the amount of $98,285,187.

The IT Group, Inc. received the following proceeds from the sale of the assets:

Cash	$69,192,812
Shaw Stock	52,500,006
Receivable from Shaw	893,573
Forgiveness of DIP financing	50,000,000

In addition, The Shaw Group, Inc. assumed certain liabilities directly related to the contracts and other assets acquired under the Asset Purchase Agreement.

The IT Group, Inc. and The Shaw Group, Inc. are continuing discussions regarding certain assets and liabilities in accordance with the terms of the Asset Purchase Agreement. The IT Group, Inc. expects these items to be immaterial and will report these items in the period in which they are finalized.

1/14/03
1:48 PM

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	May 2002 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 17,678	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable	1,197	242,130
Loans and Advances	-	-
Sale of Assets (b)	69,193	69,193
Other (Reimbursements from Shaw)	3,333	3,333
DIP Draw & (Repayment)	-	50,000
Total Receipts	73,723	364,656
Disbursements		
Net Payroll & Benefits	(1,794)	(80,247)
Payroll Taxes	(428)	(32,080)
Sales, Use, and Other Taxes	(67)	(775)
Operating Expenses	(881)	(157,952)
Rental & Leases	(562)	(12,077)
Insurance	(854)	(5,740)
Administrative & Selling	(299)	(5,399)
Sale of Assets	-	-
Other (c)	(17,678)	(17,678)
Professional Fees (d)	(290)	(2,341)
U.S. Trustee Fees	(10)	(18)
Court Costs	-	-
Total Disbursements	(22,863)	(314,307)
Net Cash Flow (Receipts Less Disbursements)	$ 50,860	$ 50,349
Cash - End of Month	$ 68,538	$ 68,538

Total Disbursements	$ (22,863)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (22,863)

(a) May actual includes cash flow activity from May 4, 2002 through May 31, 2002.
(b) Includes $17MM in purchase price adjustments related to employee-related matters.
(c) The ending cash balance on 5/3/02 of $17.678MM was transferred to Shaw upon completion of the asset s
(d) Professional fees include $167,390.11 to Zolfo Cooper on 5/22/02 and 66,540.03 to the Bayard Firm on 5

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Klett Rooney Lieber & Schorling
The Brandywine Building
1000 West Street
Suite 1410
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)